November 18, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 2054

Re:

Fresh Start Private Management, Inc.

Form 10-K for Year Ended December 31, 2010 Filed April 15, 2011

Form 10-Q for the Period Ended June 30, 2011 Filed August 16, 2011

Response submitted October 26, 2011

File No 0-54208

Form 8-K Filed November 22, 2010

File No. 333-153381

Dear Mr. Decker:

In response to your letter dated October 31, 2011, here are the answers as follows:

Form 10-Q for the Period Ended June 30, 2011

Note 3 –Intangible Assets, page F-7

2.    We note your response to comment three from our letter dated October 7, 2011. Please show us how you will revise your financial statement footnote disclosures to describe the current status of your November 22, 2010 agreement to purchase Fresh Start Private Inc. In particular, your revised disclosures should address the following:

▪

Describe the specific procedures and analyses performed by management and the board of directors in determining that the $12.3 million purchase price for Fresh Start Private Inc. was commensurate with a price that would be paid if purchased from an unrelated third party; and

▪

Explain what activities need to be completed by both you and the sellers in order for the agreement to be considered consummated and for you to have an obligation to issue shares in connection with the business combination. As a related matter, please also amend your Form 8-K filed on November 22, 2010 to disclose the related party relationships between you and Fresh Start Private Inc. Please also amend your Form 8-K to explain any material terms and conditions of the agreement (including activities that must be successfully completed in order for the agreement to be considered consummated). Please refer to Item 1.01(a) of Form 8-K.

Response:

The valuation of the license agreement was based on the 16,000,000 shares to be received.  The $12.3 million purchase price was based upon the closing stock price of $0.77 on November 22, 2011.

On October 31, 2011, the Intellectual License and Asset Purchase Agreement (“License Agreement”) between the Company and Neil Muller was terminated.  The transaction under the License Agreement was never consummated and the shares were never issued.  The Termination of the License Agreement was disclosed in Form 8-K dated October 31, 2011.

3.

Please tell us how you considered engaging an independent valuation expert to assist management in determining the price to pay for Fresh Start Private Inc.

Response:

As the transaction was acquiring shares of a thinly traded shell company with no ongoing operations, the valuation of the license agreement was based on the percentage of the Company to be received.  An independent valuation expert was not used as any material transaction would have significant impact on the trading price of the shares.

Response:

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

If you have any questions, please feel free to contact me at (714) 656-7750

Sincerely,

/s/ Jorge Andrade

Jorge Andrade

Chief Executive Officer